UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

SYNERGETICS USA, INC.

(Name of Subject Company)

Blue Subsidiary Corp.

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International

(Offeror)

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

87160 G 107

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Chief Legal Officer,

Head of Corporate and Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$197,790,120.00	$22,983.21

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) the offer price of $6.50 net per share in cash and up to $1.00 per share in contingent cash consideration payments by the sum of (i) 25,303,474 outstanding shares of common stock, par value $0.001 per share (“Shares”) of Synergetics USA, Inc. (“Synergetics”) plus (ii) 1,068,542, the number of shares issuable upon exercise of outstanding options to acquire Shares. The calculation of the filing fee is based on information provided by Synergetics as of September 11, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014 by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,983.21	Filing Party: Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International and Blue Subsidiary Corp.

Form or Registration No.: Schedule TO	Date Filed: September 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), Valeant Pharmaceuticals International, a Delaware corporation (“VPI”) and Blue Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of VPI (the “Purchaser”) with the Securities and Exchange Commission on September 16, 2015 (as amended from time to time, the “Schedule TO”), and relates to the offer by the Purchaser to purchase all outstanding Shares, at a price of $6.50 per Share, net to the holder in cash (less any applicable withholding taxes and without interest), plus one contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 15 of the Offer to Purchase, are hereby amended and supplemented by amending and restating the paragraph entitled “Legal Proceedings Relating to the Tender Offer” in Section 15 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase in its entirety to read as follows:

Legal Proceedings Relating to the Tender Offer. Following the announcement of the execution of the Merger Agreement, four putative stockholder class actions were filed challenging the proposed transaction. Three of these actions were filed in the Eleventh Judicial Circuit of the State of Missouri and name as defendants all members of Synergetics’ board of directors, Synergetics, VPI and the Purchaser: (i) Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778 (filed September 15, 2015 and amended September 23, 2015), (ii) Glorioso, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00803 (filed September 23, 2015) and (iii) Scarantino, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00810 (filed September 28, 2015) (the complaints referenced in (i), (ii) and (iii) collectively the “Missouri Actions”). One of these actions was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”) and names as defendants all members of Synergetics’ board of directors, VPI and the Purchaser: Nilsen, et al. v. Valeant Pharmaceuticals International, et al., C.A. No. 11552 VCL (filed September 28, 2015) (the “Delaware Action, and, together with the Missouri Actions, the “Actions”).

The Actions generally allege that the members of Synergetics’ board of directors breached their fiduciary duties to Synergetics’ stockholders by, among other things, conducting a flawed process in considering the transaction, agreeing to an inadequate Offer Price, providing incomplete and misleading information to stockholders, and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The Actions also allege that VPI and the Purchaser aided and abetted these alleged breaches of fiduciary duty.

All of the complaints in the Missouri Actions seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Delaware Action seeks, among other things: (i) declaration as a class action; (ii) an order awarding damages to members of the class; and (iii) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. VPI and the Purchaser believe the allegations are without merit.

On October 2, 2105, Synergetics, each of the members of the Synergetics board of directors, VPI and the Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Actions, which sets forth the parties’ agreement in principle for a settlement of the Actions on the basis of additional disclosures made in a supplement to the Schedule 14D-9, filed by Synergetics with the SEC on October 2, 2015. As explained in the MOU, Synergetics, the members of the Synergetics board of directors, VPI and the Purchaser have agreed to the settlement solely to eliminate the burden, expense and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that (i) the parties will stipulate to the certification of the Missouri Action as a class action, consisting of a mandatory non opt-out class, that includes any and all persons who held Shares (excluding defendants, and their immediate family members, and any successors in interest thereto) at any time during the period beginning on September 1, 2015, through the date of consummation or termination of the proposed transaction, and (ii) shall seek to enter into a stipulation of settlement providing for (a) the release by plaintiffs and any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity, of all claims relating to the allegations in the Actions, the Offer and the Merger Agreement, and other transactions contemplated therein, or disclosures made in connection therewith, other than any properly perfected claims for appraisal pursuant to Section 262 of the DGCL, or claims to enforce the settlement, as set forth in the MOU; (b) dismissal with prejudice of the Missouri Actions upon final approval of the settlement; and (c) dismissal with prejudice of the Delaware Action within two business days of the final approval of the settlement. The claims will not be released until such stipulation of settlement is approved by the Circuit Court of St. Charles County in the State of Missouri. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by Synergetics stockholders in connection with the Offer and the Merger Agreement.

On October 8, 2015, the Delaware Court unilaterally dismissed the Delaware Action. The Delaware Court noted that plaintiffs are not entitled to file placeholder actions and by choosing to be a part of the stipulation of settlement in the Missouri Actions, the plaintiff in the Delaware Action has elected to proceed as part of the Missouri Actions. The Delaware Court also stated that in the event the settlement is not approved, the litigation can be addressed in Missouri.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

BLUE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development